EXHIBIT INDEX

Exhibit No.	Description

99.1	trivago N.V. Reports Fourth Quarter and Full Year 2017 Results.

Exhibit 99.1
trivago N.V. Reports Fourth Quarter and Full Year 2017 Results

Düsseldorf – February 7, 2018 – trivago N.V. (NASDAQ: TRVG) announced financial results today for the quarter and full year ended December 31, 2017.

Highlights

•
Total revenue increased to €181.5 million in the fourth quarter of 2017, or 7% year-over-year, compared to €169.2 million in the fourth quarter of 2016, and increased to €1,035.4 million in the full year ended December 31, 2017, compared to €754.2 million for the same period in 2016, representing a 37% increase year-over-year.

•
The number of Qualified Referrals increased to 139.3 million in the fourth quarter of 2017, or 14% year-over-year, compared to 122.2 million in the fourth quarter of 2016, and increased to 727.1 million in the full year ended December 31, 2017, compared to 535.3 million for the same period in 2016, or 36% year-over-year.

•
Net loss in the fourth quarter of 2017 was €9.6 million compared to net income of €0.1 million in the fourth quarter of 2016, while the full year 2017 net loss decreased to €13.0 million compared to €51.4 million for the same period in 2016.

•
Adjusted EBITDA was a loss of €8.7 million in the fourth quarter of 2017, compared to positive adjusted EBITDA of €11.9 million in the fourth quarter of 2016, and positive adjusted EBITDA of €6.7 million in the full year ended December 31, 2017, compared to €28.2 million in the full year ended December 31, 2016.

Financial Summary & Operating Metrics (€ millions unless stated)

	Three months ended December 31,			Full year ended December 31,
Metric	2017	2016	Δ Y/Y	2017	2016	Δ Y/Y
Total Revenue	181.5	169.2	7%	1,035.4	754.2	37%
Qualified Referrals (in millions)	139.3	122.2	14%	727.1	535.3	36%
Revenue per Qualified Referral (in €)	1.27	1.36	(7)%	1.40	1.39	1%
Operating income (loss)	(15.6)	5.9	n.m.	(20.4)	(44.4)	54%
Net income (loss)	(9.6)	0.1	n.m.	(13.0)	(51.4)	75%
Net income (loss) attributable to trivago N.V.	(9.6)	0.3	n.m.	(12.5)	(50.7)	75%
Return on Advertising Spend	118.4%	134.0%	(15.6)ppts	115.3%	119.6%	(4.3)ppts
Adjusted EBITDA(1)	(8.7)	11.9	n.m.	6.7	28.2	(76)%

n.m. - not meaningful
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 26-28 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Discussion of Results

The following discussion should be considered together with our unaudited financial information included with this release and the section contained in our annual report on Form 20-F for the year ended December 31, 2016, “Item 5. Operating and Financial Review and Prospects”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this release.

As used herein, references to “we”, “us”, the “company”, or “trivago”, or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

We have historically conducted our business through trivago GmbH, and therefore our historical financial statements prior to our initial public offering, or IPO, present the results of operations and financial condition of trivago GmbH and its controlled subsidiaries. In connection with our IPO, trivago N.V. became the holding company of trivago GmbH, and the historical consolidated financial statements of trivago GmbH became the historical consolidated financial statements of trivago N.V.

On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective.

Business Overview

Overview
trivago is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel searches and providing access to a deep supply of hotel information and prices. As of December 31, 2017, we offered access to more than 1.8 million hotels and other types of accommodation in over 190 countries.

Our search platform forms the core of our user experience and can be accessed globally via 55 localized websites and apps in 33 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the choice to display their search results in listings or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience. In the fourth quarter of 2017, our revenue share from mobile websites and apps continued to exceed 60%.

Marketing
We believe that building and maintaining the trivago brand and clearly articulating our value proposition drives both travelers and advertisers to our platform. We focus the efforts of our marketing teams and advertising spend towards building effective and efficient messaging for a broad audience.

Brand Marketing
To grow brand awareness and increase the likelihood that users will visit our websites and apps, we invest in brand marketing globally across a broad range of media, including TV marketing, video marketing (such as YouTube) and out-of-home advertising. The amount and nature of our marketing spend varies across our markets, depending on multiple factors including cost efficiency, local media dynamics, the size of the market and our existing brand presence in that market.

We also generate hotel and travel content as a means of engaging with travelers, which is distributed online for example via social media. Mobile app marketing is becoming increasingly important with the continuous shift from desktop to mobile.

Performance Marketing
We market our services and directly acquire traffic for our websites by purchasing travel and hotel-related keywords from general search engines and through advertisements on other online marketing channels. These activities include advertisements through search engines, such as Baidu, Bing, Google and Yahoo! (commonly referred to as Search Engine Marketing, or SEM), and through display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing (commonly referred to as Display, Email and Affiliate Advertising, or DEA).

Allocation of Marketing Spend
We take a data-driven, testing-based approach to making decisions about allocating marketing spend, where we use tools, processes and algorithms, many of which are proprietary, to measure and optimize performance end-to-end, starting with the pretesting of the creative concept and ending with the optimization of media spend.

We have taken actions in the past and may continue to make decisions in the future in this area that have the effect of reducing our short-term revenue or profitability if we believe that the decisions will improve our revenue and profitability levels over the long term. The short-term reductions in revenue or profitability could be more severe than we anticipate or these decisions may not produce the long-term financial benefits that we expect, in which case our user growth, and our business and results of operations could be negatively impacted.

Advertiser Relations
We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to help them optimize their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We offer our advertisers a suite of marketing tools to help promote their listings on our platform and drive traffic to their websites.

Our advertisers include:

•
Online travel agencies (or "OTAs"), including large international players, such as brands affiliated with Expedia, Inc. ("Expedia") and the Priceline Group, as well as smaller, regional and local OTAs;

•	Hotel chains, including large multi-national hotel chains and smaller regional chains;

•	Individual hotels; and

•	Providers of alternative accommodation, such as vacation rental or private apartments.

We generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif and ebookers, in the aggregate, accounted for 39%, 36% and 36% of our total revenue for the years ended December 31, 2015, 2016 and 2017, respectively. The Priceline Group and its affiliated brands, Booking.com and Agoda, accounted for 27%, 43% and 44% of our total revenue for the years ended December 31, 2015, 2016 and 2017, respectively.

For the three months ended December 31, 2017, brands in each case affiliated with Expedia and the Priceline Group accounted for 39% and 33% of our total revenue, respectively, as compared to 37% and 42% of our total revenue, respectively, in the same period in 2016.

Marketplace
We operate a global marketplace in order to provide consumers with the benefits of our platform, free of charge, while providing advertisers with a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers do this by submitting rates on our marketplace and cost-per-click (CPC) bids for each user click on an advertised rate for a hotel. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking.

Our proprietary algorithm aggregates and evaluates quotes on hotel room prices from our advertisers. In determining the prominence given to offers and their placement in our search results, we consider a variety of factors, including the offered rate, the likelihood our offers match a given user's ideal hotel criteria, users’ ability to complete a booking after clicking on a search result, other proxies for user experience and booking conversion, and CPC bids submitted by our advertisers.

The dynamics on our marketplace can cause, and have caused, the Referral Revenue (as defined below) that we receive from our advertisers to fluctuate. These dynamics include:

•	Our advertisers' testing of their bidding strategies and the extent to which they make their inventories available on our marketplace;

•	Responses of advertisers to elevated levels of volatility in our marketplace;

•	Advertiser competition for the placement of their offers;

•	The fees advertisers are willing to pay based on how they manage their advertising costs and their targeted return on investment;

•	Our advertisers’ response to changes made to our marketplace, such as the relevance assessment; and

•	Changes in the likelihood a user will book the offer.

The magnitude of these fluctuations can be influenced and amplified by the fact that a large portion of our Referral Revenue is generated by brands affiliated with Expedia and the Priceline Group. This concentration means that changes in these advertisers' strategies can have material impacts on our Referral Revenue. Changes in Referral Revenue resulting from dynamics on our marketplace, whether or not relating to these advertisers, can occur with little or no notice to us, and can have a material effect on the quarter-to-quarter variability of our revenues, and can accordingly negatively impact our financial condition, cash flows and results of operations.

Recent trends and activities
We are continuing to implement our new model for allocating our marketing spend, which we refer to as our attribution model, with the aim of optimizing our investment mix going forward by focusing less on revenue per session and more on the end-to-end booking value of the user that we generate through our platform. In the fourth quarter of 2017, we continued to roll out this new attribution model, which focuses on whether a user who comes to us from a performance marketing channel proceeds to book a hotel, in our SEM channel. Following the roll-out of the new attribution model in our DEA channel in the third quarter, we experienced higher volatility and a slowdown in Qualified Referral growth. We expect similar effects in the near-term resulting from the implementation of the new model in our SEM channel, but we believe this change will have a long-term positive impact on Revenue per Qualified Referral (RPQR).

In the fourth quarter of 2017, we also continued to implement measures aimed at optimizing our platforms and product, with the intention of increasing user retention and booking conversion, while reducing the number of click-outs required to ultimately make a booking. These are relatively small, incremental changes to our product that we believe, when considered together, will result in improvements to our product and platform. Since we make these changes by optimizing for traffic quality instead of volume, these changes will tend to have a negative impact on Qualified Referrals, but we believe they will have a long-term positive impact on Revenue per Qualified Referral (RPQR).

During the fourth quarter of 2017, we upgraded our relevance assessment, by introducing an automated calculation, new factors to approximate the user experience and general optimizations of the algorithm. The relevance assessment is an adjustment we make to advertisers’ CPC bids in our marketplace's auction process, based on our assessment of the quality of users' experience after leaving our website.

Some of our largest advertisers continued to conduct significant testing activities on our marketplace at elevated levels, as they looked to optimize their own advertising spend on our platform and those of our competitors. This included testing their landing pages in response to the new relevance assessment as well as changing their bidding strategies, which significantly impacted CPC bids and levels of commercialization on our marketplace. Some advertisers have withdrawn from our marketplace for periods of time in certain geographic markets, including in some of our key markets, and have also deactivated some of their inventory, most frequently inventory that they alone advertised or was inactive. As a result, the volatility on our marketplace has remained at elevated levels compared to past quarters, and we have experienced slower rates of growth of Referral Revenue and Qualified Referrals and weaker Return on Advertising Spend (ROAS).

We continued to work on the technical integration of HomeAway's vacation rental inventory into our hotel search platform, running tests relating to the integration in Germany, Italy, Canada, the United Kingdom and the United States. We plan to gradually roll out additional readily bookable vacation rentals during the course of 2018. Vacation rentals are part of our alternative accommodation inventory, which complements our hotel offering. We aim to display this inventory as part of our universal search experience. As of December 31, 2017, over 250,000 units of alternative accommodation were available on our platform.

Under the Sarbanes-Oxley Act, our management must establish, maintain, and make certain assessments and certifications regarding our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act since we ceased to qualify as an "emerging growth company" under the JOBS Act at the end of 2017. Satisfying these requirements has required us to dedicate a significant amount of time and resources, including for the development, implementation, evaluation and testing of our internal controls. While we have made substantial progress toward the completion of our assessment of internal controls over financial reporting and the remediation of our existing material weakness, our assessment is ongoing, and as a result, we may determine prior to filing our annual report on Form 20-F for the year 2017 that these efforts with respect to our internal controls were not entirely successful.

Operating Metrics
We earn substantially all of our revenue when users of our websites and apps click on hotel offers in our search results and are referred to one of our advertisers. We call this our Referral Revenue. Each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. We also earn subscription fees for certain services we provide to advertisers, such as Hotel Manager Pro, although such subscription fees do not represent a significant portion of our revenue.

Key metrics we use to monitor our revenue include the number of Qualified Referrals we make and the revenue we earn for each Qualified Referral, or RPQR.

Referral Revenue, Other Revenue, Qualified Referrals & RPQR

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended December 31,				Full year ended December 31,
	2017	2016	Δ	Δ % Y/Y	2017	2016	Δ	Δ % Y/Y
Americas	65.8	62.9	2.9	5%	391.7	286.4	105.3	37%
Developed Europe	69.9	72.9	(3.0)	(4)%	425.0	348.9	76.1	22%
Rest of World	41.5	30.7	10.8	35%	203.6	110.5	93.1	84%
Total Referral Revenue	177.2	166.5	10.7	6%	1,020.3	745.8	274.5	37%
Other Revenue	4.3	2.7	1.6	59%	15.0	8.3	6.7	81%
Total Revenue	181.5	169.2	12.3	7%	1,035.4	754.2	281.2	37%

Note: Some figures may not add due to rounding.

Total Revenue increased by €12.3 million and €281.2 million during the quarter and full year ended December 31, 2017, respectively, compared to the same periods in 2016, driven by an increase in advertising spend and higher brand awareness in most markets.

Referral Revenue in the fourth quarter of 2017 increased to €65.8 million and €41.5 million in Americas and Rest of World (RoW), or by 5% and 35%, respectively, while it decreased to €69.9 million, or by 4%, in Developed Europe, as compared to the same period in 2016. Growth rates in Americas and Rest of World decelerated as compared to the previous quarter as we experienced a reduction in the levels of commercialization on our platform. We define commercialization as our share of the estimated booking revenues generated by our advertisers from our referrals. Increased volatility on our marketplace due to significant testing activities by our largest advertisers contributed to lower levels of commercialization. In Developed Europe, the impact of lower levels of commercialization and testing activities of our largest advertisers, was more pronounced, contributing to a decline in Referral Revenue. A significant slowdown in our advertising spend growth also negatively impacted Referral Revenue growth in Developed Europe.
Foreign exchange rate effects in the fourth quarter of 2017, in particular the relative weakening of the U.S. dollar and a number of other currencies in the Asia Pacific region to the euro, coupled with a significant slowdown in growth in advertising spend in response to slower revenue growth, also negatively impacted Referral Revenue growth in Americas and RoW.

Referral Revenue for the full year ended December 31, 2017, increased by 37%, 22% and 84% year-over-year in Americas, Developed Europe and RoW, respectively. These increases were due to strong advertising spend and the positive revenue effect during the first half of 2017 following the introduction of our relevance assessment, which is an adjustment to advertisers’ CPC bids based on our assessment of the quality of users' experience after leaving our website. In the first half of 2017, some advertisers compensated for their lower relevance assessment by submitting higher CPC bids. We reinvested profits from the relevance assessment in advertising, which also had a positive effect on Referral Revenue during the first half of 2017. Starting in the final weeks of June 2017, some of our significant advertisers optimized their websites and bidding strategies in response to the introduction of the relevance assessment. As a result, advertisers were able to lower their CPC bids starting in the third quarter of 2017, which resulted in an algorithm-driven pull back in our performance marketing advertising spend in the third quarter of 2017 and was accompanied by a deceleration of our brand marketing expenditure. The second half of 2017 was also negatively impacted by lower levels of commercialization and increased volatility on our marketplace due to significant testing activities by our largest advertisers. Together, these effects negatively impacted our revenue growth rate in the second half of 2017 as compared to the first half of 2017.

Other Revenue grew by 59% and 81% in the fourth quarter and in the full year ended December 31, 2017, respectively, as compared to the same periods in 2016. These increases were primarily driven by an increase in the number of Hotel Manager Pro subscriptions for which we receive a fee.

Qualified Referrals by Segment (in millions)

	Three months ended December 31,				Full year ended December 31,
	2017	2016	Δ	Δ % Y/Y	2017	2016	Δ	Δ % Y/Y
Americas	41.6	36.7	4.9	13%	203.4	149.1	54.3	36%
Developed Europe	49.7	51.2	(1.5)	(3)%	295.5	255.4	40.1	16%
Rest of World	48.0	34.3	13.7	40%	228.3	130.8	97.5	75%
Total	139.3	122.2	17.1	14%	727.1	535.3	191.8	36%

Note: Some figures may not add due to rounding.

Qualified Referrals increased to 41.6 million and 48.0 million in Americas and RoW, respectively, in the fourth quarter of 2017, or by 13% and 40%, respectively, while it decreased to 49.7 million in Developed Europe, or by 3%, as compared to the same period in 2016. In the fourth quarter of 2017, the significant slowdown in Qualified Referral growth rates in Americas and RoW and the decline in Qualified Referrals in Developed Europe were impacted by the continued deceleration of our advertising spend and the impact of the new attribution model and ongoing product optimization as described above.

In the full year ended December 31, 2017, the growth rates were 36%, 16% and 75% in Americas, Developed Europe and RoW, respectively. The growth rates reflected an increased awareness of our brand and continued strong TV advertising spend as well as an increase in performance marketing spend in the first half of 2017. The significant slow-down in Qualified Referral growth rates in the second half of 2017 compared to the same period in 2016 was driven by a deceleration of our advertising spend and the impact of the new attribution model and ongoing product optimization as described above.

Revenue Per Qualified Referrals (RPQR) by Segment (in €)

	Three months ended December 31,			Full year ended December 31,
	2017	2016	Δ % Y/Y	2017	2016	Δ % Y/Y
Americas	1.58	1.72	(8)%	1.93	1.92	1%
Developed Europe	1.41	1.42	(1)%	1.44	1.37	5%
Rest of World	0.86	0.90	(4)%	0.89	0.85	5%
Consolidated RPQR	1.27	1.36	(7)%	1.40	1.39	1%

During the fourth quarter of 2017, Revenue per Qualified Referral (RPQR) decreased by 8%, 1% and 4% in Americas, Developed Europe and RoW, respectively, as compared to the same period in 2016. Consolidated RPQR decreased by 7% and was impacted by the decrease in RPQR in all segments and by the increased weighting of RPQR in our RoW segment.

In the fourth quarter of 2017, we experienced lower levels of commercialization and increased volatility on our marketplace due to significant testing activities by our largest advertisers, compared to the same period in 2016, which had a significant negative effect on RPQR in all segments. The impact of advertiser testing activities was stronger on RPQR in Developed Europe. RQPR in Americas and RoW was also negatively impacted by significant headwinds resulting from foreign exchange rate effects, particularly the relative weakening of the U.S. dollar and certain currencies in the Asia Pacific region to the euro. These negative effects more than offset the positive effects we observed from the continued roll-out of the attribution model and the implementation of measures aimed at optimizing our platforms, which we believe contributed to increased booking conversion, defined as the estimated number of hotel bookings divided by total qualified referrals, as well as higher average booking values. We estimate booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace.

During the full year ended December 31, 2017, RPQR increased by 1%, 5% and 5% in Americas, Developed Europe and RoW, respectively, as compared to the same period in 2016. In all segments, RPQR was positively impacted in the first half of 2017 by the introduction of the relevance assessment in our marketplace algorithm, which was partially offset in the second half of 2017 by the negative revenue effects described above relating to our advertisers’ optimization of their websites and bidding strategy in response to the introduction of the relevance assessment as well as lower levels of commercialization and increased advertiser testing activities, which particularly impacted RPQR in Developed Europe. The second half of 2017 was also negatively impacted by foreign exchange effects in Americas and RoW described above as well as by lower commercialization in all segments.

Expenses

	Costs and Expenses			As a % of Revenue
	Three months ended December 31,			Three months ended December 31,
	2017	2016	Δ % Y/Y	2017	2016	Δ in ppts
	(€ millions)
Cost of revenue	1.6	1.2	33%	1%	1%	—
of which share-based compensation	0.0	0.0	—%
Selling and marketing	165.8	136.7	21%	91%	81%	10
of which share-based compensation	0.8	0.5	60%
Technology and content	14.1	11.1	27%	8%	7%	1
of which share-based compensation	0.8	0.5	60%
General and administrative	15.3	11.9	29%	8%	7%	1
of which share-based compensation	2.1	0.6	250%
Amortization of intangible assets	0.4	2.5	(84)%	0%	1%	(1)
Total costs and expenses	197.3	163.3	21%	109%	97%	12

Note: Some figures may not add due to rounding.

	Costs and Expenses			As a % of Revenue
	Full year ended December 31,			Full year ended December 31,
	2017	2016	Δ % Y/Y	2017	2016	Δ in ppts
	(€ millions)
Cost of revenue	5.9	4.3	37%	1%	1%	—
of which share-based compensation	0.1	0.7	(86)%
Selling and marketing	946.9	673.2	41%	91%	89%	2
of which share-based compensation	3.5	10.9	(68)%
Technology and content	52.2	51.7	1%	5%	7%	(2)
of which share-based compensation	3.6	15.8	(77)%
General and administrative	47.4	55.6	(15)%	5%	7%	(2)
of which share-based compensation	8.8	26.3	(67)%
Amortization of intangible assets	3.2	13.9	(77)%	0%	2%	(2)
Total costs and expenses	1,055.8	798.6	32%	102%	106%	(4)

Note: Some figures may not add due to rounding.

Cost of revenue
Cost of revenue was €1.6 million in the fourth quarter of 2017, compared to €1.2 million for the same period in 2016, and increased by €1.6 million in the full year ended December 31, 2017, or by 37% compared to the same period in 2016. Cost of revenue in both periods reflects the growth of our business as we continue to make investments to reach scale, and was offset by decreases in share-based compensation. Cost of revenue includes data center and server costs as well as user support functions.

Selling and marketing
In the fourth quarter of 2017, selling and marketing expense grew to €165.8 million, of which €149.7 million, or 90%, was advertising expense. The increase was driven by higher advertising spend across all regions with €53.6 million, €51.3 million and €44.8 million spent in Americas, Developed Europe and RoW, respectively, compared to €46.4 million, €46.1 million and €31.8 million, respectively, spent in the fourth quarter of 2016. Selling and marketing expense was 91% of revenues in the fourth quarter of 2017, up from 81% in the fourth quarter of 2016. This increase was primarily driven by the negative impact on revenue of lower levels of commercialization of our platform and significant testing activities of our largest advertisers, as described above. In the fourth quarter of 2017, we lowered our Return on Advertising Spend targets for our advertising spend in order to maintain revenue growth. Although all segments were impacted, Developed Europe was particularly negatively affected by declining levels of commercialization on our platform and significant advertiser testing activities. In addition, commitments for planned television advertising in Developed Europe prevented us from reducing planned selling and marketing expenses in that segment in an optimal manner. In RoW, the decline in ROAS was muted as compared to the other segments, as we still experienced relatively strong growth in brand awareness in many of the markets included in that segment.

For the fourth quarter of 2017, other selling and marketing expenses excluding share-based compensation expense of €0.8 million increased by €3.5 million, or 30% period over period to €15.3 million, primarily driven by increases in production costs for television advertisements and increased personnel costs.

In the full year ended December 31, 2017, selling and marketing expense increased to €946.9 million, or 41% compared to the same period 2016, of which €884.7 million or 93%, was advertising expense. This increase reflected higher advertising spend across all regions. Selling and marketing expense was 91% of revenues in the full year ended December 31, 2017, compared to 89% for the same period in 2016.

Advertising spend was at elevated levels in the first half of 2017 as we reinvested the positive revenue impacts from the introduction of the relevance assessment into our marketing activities. As most of our advertisers changed their landing pages in response to the introduction of the relevance assessment at the end of the second quarter, we reduced our advertising spend in the second half of 2017 to account for the reduction in our commercialization, but were initially unable to pull back planned TV advertising spend quickly enough to respond to the speed of the RPQR slowdown.

In the full year ended December 31, 2017, other selling and marketing expenses increased by €19.9 million, or 51% period over period, to €58.7 million. The increase was driven primarily by increases in production costs for television advertisements, higher personnel costs and increased spending on marketing material.

Technology and content
In the fourth quarter of 2017, total technology and content expense increased by €3.0 million, or 27% period over period, primarily driven by an increase in personnel costs as we continue to increase our headcount and make investments in hotel content expansion. In the fourth quarter of 2017, €14.1 million of technology and content expense included €0.8 million of share-based compensation and €0.5 million of depreciation of internal-use software and website development, compared to €0.5 million and €0.7 million in the fourth quarter of 2016, respectively.

For the full year ended December 31, 2017, total technology and content increased by €0.5 million, or 1% period over period, to €52.2 million. The increase was primarily driven by increases in personnel costs as we grew our headcount and made investments in content expansion, which was largely offset by lower share-based compensation expense.

General and administrative
For the fourth quarter of 2017, general and administrative expense increased by €3.4 million, or 29%, period over period, and for the full year December 31, 2017, decreased by €8.2 million, or 15%, period over period. The decrease in the full year ended December 31, 2017, was primarily driven by declines in share-based compensation and related party shared services allocation, partly offset by increases in professional fees, other and personnel costs. The increase in professional, personnel and share-based compensation drove the increase in general and administrative expenses in the fourth quarter of 2017, which was partially offset by a reduction in the related party shared services allocation.

Share-based compensation was €2.1 million in the fourth quarter of 2017, compared to €0.6 million in the fourth quarter of 2016, and €8.8 million in the full year ended December 31, 2017, compared to €26.3 million in the same period in 2016.

The company continued to build up internal expertise in the finance, legal and internal audit departments. Personnel and recruiting costs increased by €1.2 million in the fourth quarter of 2017 and by €5.6 million in the full year ended December 31, 2017, as compared to the same period in 2016.

Professional fees, including costs incurred as a publicly traded company, consulting and advisory fees and other expenses, increased by €2.1 million in the fourth quarter of 2017 and by €7.9 million in the full year ended December 31, 2017, compared to the respective periods in 2016.

We are planning to move into our new campus in Düsseldorf in 2018. The contractual lease agreements triggered build-to-suit treatment under U.S. GAAP. We have bifurcated our lease payments pursuant to the premises into a portion that is allocated to the building (a reduction to the financing obligation) and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. For the quarter ended December 31, 2017, we recorded €0.4 million of non-cash land rent expense in connection with this lease, unchanged compared to the same period in 2016.

Amortization of intangible assets
Amortization of intangible assets was €0.4 million in the fourth quarter of 2017, compared to €2.5 million in the fourth quarter of 2016 and was €3.2 million in the full year ended December 31, 2017, compared to €13.9 million in the same period in 2016. These amortization costs relate predominantly to intangible assets recognized by Expedia, Inc. upon the acquisition of a majority stake in trivago in 2013, which were allocated to trivago. The amortization expense decreased as some of these intangible assets reached the end of their useful lives.

Share-based compensation
Share-based compensation was €3.7 million in the quarter ended December 31, 2017, compared to €1.7 million in the fourth quarter of 2016. Share-based compensation was €16.0 million in the full year ended December 31, 2017, compared to €53.7 million in the same period in 2016.

Share-based compensation expense for the full year ended December 31, 2016, included an effect related to Expedia, Inc.’s exercise of a call right with respect to certain shares held by trivago employees which were originally awarded in prior years in the form of share-based options pursuant to the trivago employee option plan and subsequently exercised by such employees. Expedia, Inc. elected to exercise its call right at a premium to fair value, the aggregate payment of which, €62.5 million, was recorded as a "Contribution from Parent in Members’ Equity." Expedia, Inc.’s exercise resulted in an incremental share-based compensation charge of €43.7 million in the full year ended December 31, 2016, pursuant to liability award treatment. The differential between the settlement amount and the incremental share-based compensation charge reflects share-based compensation expense recorded on these awards in previous periods. For the full year ended December 31, 2016, €51.0 million of expense was due to the mark-to-market treatment of certain shares pursuant to liability award treatment. For the full year ended December 31, 2017, there was no expense related to liability award treatment as all existing awards at the time of our IPO in December 2016, and all new awards granted subsequent to the IPO are accounted for as equity-classified awards.

Net income (loss) attributable to trivago and Adjusted EBITDA(1) (€ millions)

	Three months ended December 31,			Full year ended December 31,
	2017	2016	Δ	2017	2016	Δ
Operating income (loss)	(15.6)	5.9	(21.5)	(20.4)	(44.4)	24.0
Other income (loss)
Interest expense	(0.0)	0.0	0.0	(0.0)	(0.1)	0.1
Gain on deconsolidation of subsidiaries	2.0	—	2.0	2.0	—	2.0
Other, net	0.5	(0.7)	1.2	0.6	(0.1)	0.7
Total other income (expense), net	2.5	(0.7)	3.2	2.6	(0.3)	2.9

Income (loss) before income taxes	(13.1)	5.2	(18.3)	(17.8)	(44.7)	26.9
Expense (benefit) for income taxes	(3.5)	5.1	(8.6)	(4.8)	6.7	(11.5)
Net income (loss)	(9.6)	0.1	(9.7)	(13.0)	(51.4)	38.4

Net (income) loss attributable to noncontrolling interests	0.0	0.2	(0.2)	0.6	0.7	(0.1)
Net income (loss) attributable to trivago N.V.	(9.6)	0.3	(9.9)	(12.5)	(50.7)	38.2

Adjusted EBITDA	(8.7)	11.9	(20.6)	6.7	28.2	(21.5)

Note: Some figures may not add due to rounding.
(1) Adjusted EBITDA is a non-GAAP measure. See pages 26-28 herein for a description and reconciliation to the corresponding GAAP measure.

On December 15, 2017, myhotelshop GmbH issued 8,074 new myhotelshop common shares for a total of €0.1 million to a minority shareholder, who was and continues to be an unrelated party to trivago. The capital infusion diluted our share in myhotelshop from 61.3% to 49.0%. Following the increase in capital, we lost controlling financial interest in myhotelshop. We deconsolidated myhotelshop’s assets and liabilities as of that date from the consolidated financial statements and present our remaining share in myhotelshop as an equity investment, initially at fair value, in Other long-term assets in the consolidated balance sheet. We recognized a gain from deconsolidation of €2.0 million.

Net loss attributable to trivago N.V. of €9.6 million in the fourth quarter of 2017 reflected an increase of our operating expenses relative to our revenues as well as our inability to reduce planned television advertising spend due to commitments in some markets, which resulted in lower ROAS as described above. ROAS was also negatively affected by lower commercialization, increased advertiser testing activities and an increase in advertising spend. The decrease in ROAS also affected adjusted EBITDA, which was €(8.7) million in the fourth quarter of 2017, compared to €11.9 million in the fourth quarter of 2016.

Net loss attributable to trivago N.V. was €12.5 million in the full year ended December 31, 2017, improving significantly compared to the same period in 2016 due to a significant decline in share-based compensation expense. In the full year ended December 31, 2017, Adjusted EBITDA decreased by €21.5 million to €6.7 million, compared to the same period in 2016. The decrease in Adjusted EBITDA was negatively impacted by lower commercialization, increased advertiser testing activities in the second half of 2017 described above as well as higher operating expenses relative to our revenues.

Income taxes
Income tax benefit was €4.8 million in the full year 2017 compared to tax expense of €6.7 million in the full year 2016. Our effective tax rate was 26.7% in 2017 compared to (14.9)% in 2016. This is mainly due to non-deductible share-based compensation of (pre-tax) €16.0 million in 2017 and €53.7 million in 2016. Furthermore, in the third quarter of 2017, a DTA of €3.2 million was recognized on previously unrecognized cumulative net operating losses. This was the result of the consummation of the legal merger between trivago N.V. and trivago GmbH, which gave rise to an increase in expected future taxable income to offset against these losses at the level of the newly merged entity.

Balance sheet, cash flows and capitalization
Cash, cash equivalents and restricted cash were €190.3 million as of December 31, 2017, compared to €228.2 million as of December 31, 2016. The decrease was mainly driven by negative cash flow from investing activities of €18.3 million, which predominantly consisted of capital expenditures, including internal-use software and website development.

The decrease was further driven by negative cash from changes in operating activities, mainly in operating assets and liabilities where accounts receivable increased more than accounts payable. Accounts receivable increased by €29.0 million, or 54%, of which €22.6 million are related party receivables, as of December 31, 2017 compared to December 31, 2016. The increase in related party receivables was driven by a standardization of related party payment terms, which delayed our receipt of related party revenue until after month-end close. Accounts payable increased by €11.3 million, or 28%, as of December 31, 2017 compared to December 31, 2016, due to the ramp-up in advertising expenses which increased by €25.4 million, or 20%, in the fourth quarter of 2017 compared to the fourth quarter of 2016. Furthermore, prepaid expenses and other current assets increased by €7.2 million, or 63%, as of December 31, 2017 compared to December 31, 2016 because of increased prepayments on TV spot production and advertising expenses.

Our current ratio decreased from 4.8 as of December 31, 2016 to 3.7 as of December 31, 2017 as a result of the movement in our accounts receivables and accounts payables.

Other long-term assets increased by €6.0 million, of which €2.6 million are related to long term restricted cash for the new campus building and €1.2 million related to the equity investment in myhotelshop.

Our plan to move into a newly leased campus building in Düsseldorf's Media Harbor results in a steadily increasing capitalization of capital lease costs on the balance sheet, amounting to €92.3 million as of December 31, 2017 compared to €35.7 million as of December 31, 2016.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except share data) (unaudited)

ASSETS	As of December 31, 2017	As of December 31, 2016
Current assets:
Cash & cash equivalents	€190,201	€227,298
Restricted cash	103	884
Accounts receivable, less allowance of €231 and €152 at December 31, 2017 and December 31, 2016, respectively	43,062	36,658
Accounts receivable, related party	39,063	16,505
Tax receivable	2,092	—
Prepaid expenses and other current assets	18,758	11,529
Total Current Assets	293,279	292,874

Property and equipment, net	114,471	46,862
Other long-term assets	6,955	955
Intangible assets, net	173,294	176,052
Goodwill	490,455	490,503
TOTAL ASSETS	€1,078,454	€1,007,246

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€51,307	€39,965
Income taxes payable	3,428	3,433
Deferred revenue	8,941	5,078
Accrued expenses and other current liabilities	14,711	12,627
Total current liabilities	78,387	61,103

Deferred income taxes	48,305	53,156
Other long-term liabilities	97,787	38,565
Redeemable noncontrolling interests	—	351

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 30,916,474 and 30,026,635 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	1,855	1,802
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 319,799,968 and 209,008,088 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	191,880	125,405
Reserves	730,431	584,667
Contribution from parent	122,307	122,200
Accumulated other comprehensive income (loss)	(180)	21
Retained earnings (accumulated deficit)	(192,318)	(179,837)
Total stockholders’ equity attributable to trivago N.V.	853,975	654,258
Noncontrolling interest	—	199,813
Total stockholders' equity	853,975	854,071
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€1,078,454	€1,007,246

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share data) (unaudited)

	Three months ended		Full year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Revenue	€110,971	€107,253	€667,802	€485,942
Revenue from related party	70,572	61,914	367,581	268,227
Total revenue	181,543	169,167	1,035,383	754,169

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	1,575	1,155	5,930	4,273
Selling and marketing (1)(3)	165,752	136,679	946,925	673,224
Technology and content, including related party (1)(2)(3)	14,104	11,050	52,232	51,658
General and administrative, including related party (1)(2)(3)	15,291	11,877	47,444	55,602
Amortization of intangible assets (2)	422	2,527	3,220	13,857
Operating income (loss)	(15,601)	5,879	(20,368)	(44,445)

Other income (expense)
Interest expense	(2)	(10)	(44)	(137)
Gain on deconsolidation of entity	2,007	—	2,007	—
Other, net	497	(672)	592	(139)
Total other income (expense), net	2,502	(682)	2,555	(276)

Income (loss) before income taxes	(13,099)	5,197	(17,813)	(44,721)
Provision (benefit) for income taxes	(3,503)	5,090	(4,764)	6,670
Net income (loss)	(9,596)	107	(13,049)	(51,391)
Net loss attributable to noncontrolling interests	28	186	568	710
Net income (loss) attributable to trivago N.V.	€(9,568)	€293	€(12,481)	€(50,681)
Earnings per share attributable to trivago N.V. available to common stockholders (4):
Basic	€(0.03)	€0.00	€(0.05)	€0.00
Diluted	€(0.03)	€0.00	€(0.05)	€0.00
Shares used in computing earnings per share:
Basic	350,712	237,811	274,666	237,811
Diluted	350,712	237,811	274,666	237,811
(1) Includes share-based compensation as follows:
Cost of revenue	€30	€13	€115	€737
Selling and marketing	807	517	3,514	10,913
Technology and content, net of capitalized internal-use software and website development costs	773	538	3,614	15,816
General and administrative	2,105	644	8,782	26,256
(2) Includes amortization as follows:
Amortization of acquired technology included in amortization of intangible assets	€35	—	€59	€3,750

Amortization of internal use software and website development costs included in technology and content	495	497	1,742	1,410
Amortization of internal use software costs included in general and administrative	351	—	408	—
(3) Includes related party expense as follows:
Cost of revenue	€17	—	€51	—
Technology and content	119	—	361	—
General and administrative	6	1,293	126	4,185
Selling and marketing	—	—	2	—
(4) Represents earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from January 1, 2017 through December 31, 2017, the period following the capitalization of the parent company and IPO.

We have reclassified certain amounts related to our prior period results to conform to current period presentation.

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended		Full year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Operating activities:
Net income (loss)	€(9,596)	€107	€(13,049)	€(51,391)
Adjustments to reconcile net loss to net cash used:
Depreciation (property and equipment and internal-use software and website development)	2,803	1,752	7,802	5,083
Amortization of intangible assets	422	2,527	3,220	13,857
Share-based compensation	3,715	1,712	16,025	53,722
Deferred income taxes	(2,861)	(1,448)	(4,851)	(4,838)
Foreign exchange (gain) loss	(44)	557	(217)	(16)
Bad debt (recovery) expense	(486)	(7)	78	1,589
Non-cash charge, contribution from Parent	107	1,292	107	4,185
Gain on deconsolidation of entity	(2,007)	—	(2,007)	—
Changes in operating assets and liabilities:
Restricted cash	—	(104)	(1,815)	(199)
Accounts receivable, including related party	27,728	34,274	(29,734)	(11,256)
Prepaid expense and other assets	(7,058)	(5,854)	(10,434)	(6,945)
Accounts payable	(10,713)	(18,715)	13,590	13,879
Accrued expenses and other liabilities	5,356	2,040	9,183	7,486
Deferred revenue	(422)	449	3,863	2,814
Taxes payable/receivable, net	1,148	(1,256)	(2,097)	3,177
Net cash (used in) / provided by operating activities	8,092	17,326	(10,336)	31,147

Investing activities:
Acquisition of business, net of cash acquired	—	—	(673)	—
Acquisition of redeemable non-controlling interest	—	(874)	—	(874)
Cash divested from deconsolidation	(249)	—	(249)	—
Capital expenditures, including internal-use software and website development	(5,750)	(1,758)	(17,364)	(8,121)
Net cash used in investing activities	(5,999)	(2,632)	(18,286)	(8,995)

Financing activities:
Payments of initial public offering costs	—	(199)	(4,038)	(882)
Dividends paid to NCI	—	—	(158)	—
Proceeds from issuance of credit facility	—	10,000	—	20,000
Payment on credit facility	—	(10,000)	—	(40,000)

Net proceeds from issuance of common stock	—	207,840	—	207,840
Proceeds from exercise of option awards	1	685	42	685
Tax payments for shares withheld	—	—	(3,062)	—
Proceeds from exercise of members’ equity awards	—	—	—	1
Net cash used in financing activities	1	208,326	(7,216)	187,644

Effect of exchange rate changes on cash	(184)	123	(1,259)	(54)
Net decrease in cash and cash equivalents	1,910	223,143	(37,097)	209,742
Cash and cash equivalents at beginning of the period	188,291	4,155	227,298	17,556
Cash and cash equivalents at end of the period	€190,201	€227,298	€190,201	€227,298
Supplemental cash flow information:
Cash paid for interest	—	9	2	160
Cash paid for taxes, net of (refunds)	(1,587)	8,109	2,550	8,696
Non-cash investing and financing activities:
Offering costs included in accrued expenses	—	3,272	—	4,038
Fixed assets-related payable	1,557	129	1,557	129
Capitalization of construction in process related to build-to-suit lease	15,532	8,736	56,586	30,883
Extinguishment of loan to members through contribution from Parent in members’ equity	—	—	—	7,129
Extinguishment of loan from related party through members’ liability	—	—	—	7,129

We have reclassified certain amounts related to our prior period results to conform to current period presentation.

Earnings per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income attributable to trivago N.V., after adjusting for noncontrolling interest, by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended December 31, 2017	Full year ended December 31, 2017
	(thousands, except per share data)
Numerator
Net income (loss)	(9,596)	(13,049)
Less: net income (loss) attributable to noncontrolling interest	28	568
Net income (loss) attributable to trivago N.V.	(9,568)	(12,481)
Denominator
Weighted average number of common shares:
Basic	350,712	274,666
Diluted	350,712	274,666
Net income (loss) per share attributable to common stockholders of trivago N.V.:
Basic(1)	€(0.03)	€(0.05)
Diluted(2)	€(0.03)	€(0.05)

(1) Basic net income (loss) per common share attributable to common stockholders of trivago N.V. is computed by dividing (A) net income (loss) attributable to trivago N.V. by (B) basic weighted average common shares outstanding.
(2) Diluted net income (loss) per common share attributable to common stockholders of trivago N.V. is computed by dividing (A) net income (loss) attributable to trivago N.V. by (B) the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income (loss) per common share attributable to trivago N.V. for the three months and full year ended December 31, 2017, respectively does not include the effects of the exercise of then outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. Pursuant to the merger, our founders exchanged all of their units of trivago GmbH remaining after the pre-IPO corporate reorganization (as defined and further described in our 2016 annual report on Form 20-F) for Class B shares of trivago N.V.

The ownership of trivago N.V. as of December 31, 2017, is as follows:

	Class A shares	Class B shares	Total
Founders, collectively	—	110,791,880	110,791,880
Public	30,916,474	—	30,916,474
Expedia	—	209,008,088	209,008,088
Total	30,916,474	319,799,968	350,716,442

	Class A shares in %	Class B shares in %	Total
Founders, collectively	0.0%	31.6%	31.6%
Public	8.8%	0.0%	8.8%
Expedia	0.0%	59.6%	59.6%
Total	8.8%	91.2%	100.0%

trivago N.V. Key Metrics

•
The following metrics are intended as a supplement to the financial information found in this release and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.

•
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

•	These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.

•	Some numbers may not add due to rounding.

	Three months ended December 31,		Full year ended December 31,
	2017	2016	2017	2016
ROAS by segment
Americas	122.8%	135.7%	115.9%	117.8%
Developed Europe	136.2%	158.0%	131.0%	135.5%
Rest of World	92.7%	96.6%	91.7%	90.0%
Total	118.4%	134.0%	115.3%	119.6%
QR by segment (in millions)
Americas	41.6	36.7	203.4	149.1
Developed Europe	49.7	51.2	295.5	255.4
Rest of World	48.0	34.3	228.3	130.8
Total	139.3	122.2	727.1	535.3
RPQR by segment
Americas	€1.58	€1.72	€1.93	€1.92
Developed Europe	1.41	1.42	1.44	1.37
Rest of World	0.86	0.90	0.89	0.85
Total	€1.27	€1.36	€1.40	€1.39

Notes & Definitions:
ROAS: The ratio of our referral revenue to our advertising expenses in a given period, or return on advertising spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

QR: We define a qualified referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one qualified referral.

RPQR: We use average revenue per qualified referral, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as referral revenue divided by the total number of qualified referrals in a given period.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) basis.

Segment Information
Beginning in the second quarter of 2016, management identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is currently comprised of Argentina, Brazil, Canada, Chile, Columbia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Hong Kong, Japan, New Zealand and Poland.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define adjusted EBITDA as net income (loss) plus:

1.	provision (benefit) for income taxes,

2.	total other (income) expense, net,

3.	depreciation of property and equipment, including amortization of internal use software and website development

4.	amortization of intangible assets, and

5.	share-based compensation

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position,

or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures

Adjusted EBITDA (Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization)

	Three months ended December 31,		Full year ended December 31,
	2017	2016	2017	2016
(€ millions)
Net income (loss)	(9.6)	0.1	(13.0)	(51.4)
Provision (benefit) for income taxes	(3.5)	5.1	(4.8)	6.7
Income (loss) before income taxes	(13.1)	5.2	(17.8)	(44.7)
Add/(less):
Interest expense	0.0	0.0	0.0	0.1
Gain on deconsolidation of subsidiaries	(2.0)	—	(2.0)	—
Other, net	(0.5)	0.7	(0.6)	0.1
Operating income	(15.6)	5.9	(20.4)	(44.4)
Depreciation	2.8	1.8	7.8	5.1
Amortization of intangible assets	0.4	2.5	3.2	13.9
EBITDA	(12.4)	10.2	(9.3)	(25.5)
Share-based compensation	3.7	1.7	16.0	53.7
Adjusted EBITDA	(8.7)	11.9	6.7	28.2

Note: Some figures may not add due to rounding.

Conference Call
trivago N.V. will webcast a conference call to discuss fourth quarter and full year 2017 financial results and certain forward-looking information on Wednesday, February 7, 2018 at 8:00 a.m. Eastern Time (ET). The webcast will be open to the public and available via http://ir.trivago.com. trivago N.V. expects to maintain access to the webcast on the IR website for at least three months subsequent to the initial broadcast.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of February 7, 2018 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•	any reduction in spending or any change in bidding strategy by one or more of our largest advertisers;

•	our ability to return to a growth trajectory as our business matures;

•	our ability to increase advertiser diversity on our market;

•
the success of measures we are implementing aimed at maximizing the life-time value of the user, including the “attribution model” with respect to the allocation of performance marketing advertising spend;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our ability to maintain and increase our brand awareness;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our reliance on search engines, which may change their algorithms;

•	any inaccuracies in, or misinterpretation of, the assumptions and estimates and data we use to make decisions about our business;

•	the potential development and impact on us of legal and regulatory proceedings to which we are or may become subject;

•	our reliance on technology;

•	our material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our ability to attract, train and retain executives and other qualified employees; and

•	our entrepreneurial culture and decentralized decision making;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's annual report on Form 20-F for the year ended December 31, 2016. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices.

Contacts
Investor Relations                 Communications
ir@trivago.com                     corporate.communication@trivago.com